FILED PURSUANT TO RULE 424(B)(3)
Registration Statement No. 333-113953

SEROLOGICALS CORPORATION

$130,000,000

Principal Amount of 4.75% Convertible Senior Subordinated Debentures due 2033
and 8,789,729 shares of Common Stock issuable upon the conversion of the Debentures

Prospectus Supplement No. 6 dated July 12, 2005

to the Prospectus dated June 17, 2004

This prospectus supplement relates to an aggregate principal amount of $130 million of 4.75% Convertible Senior Subordinated Debentures due 2033 and the 8,789,729 shares of our common stock issuable upon conversion of the debentures.  This prospectus supplement should be read in conjunction with and may not be delivered or used without our prospectus dated June 17, 2004, including any amendments or supplements thereto.  The terms of the debentures are set forth in the prospectus.  The debentures are not listed on any securities exchange.  The debentures are designated for trading in the PORTAL market.  Our common stock is listed on the Nasdaq National Market under the symbol “SERO”.

See “Risk Factors” beginning on page 6 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the debentures or our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The information in the following table is presented as of July 12, 2005 and supplements or supersedes, with respect to the securityholders listed below, the information in the table appearing under the heading “Selling Securityholders” beginning on page 21 of the prospectus dated June 17, 2004, including any amendments or supplements thereto, and was provided by or on behalf of the selling securityholders:

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold	Shares of Serologicals Common Stock Beneficially Owned Upon Conversion of the Debentures(1)	Debentures Owned After Completion of the Offering(2)	Shares of Serologicals Common Stock Owned After Completion of the Offering(2)
Whitebox Diversified Convertible Arbitrage Partners LP (3)	$2,000,000	135,226	0	0

(1)           Assumes conversion of all the securityholders’ debentures at the initial conversion rate of 67.6133 shares of common stock per $1,000 principal amount of debentures.  However, the conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights”.  As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.  We will not issue fractional shares of common stock upon conversion of debentures.  Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date.  The numbers of shares beneficially owned by the selling securityholders upon conversion of the debentures set forth in this column disregard any fractional shares of common stock.

(2)           We do not know when or in what amounts a selling securityholder may offer the debentures or shares for sale. The selling securityholders might not sell any or all of the debentures or shares offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares, we cannot estimate the number of the debentures or shares that will be held by the selling securityholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the debentures or shares covered by this prospectus will be held by the selling securityholders.

(3)           The general partner of this securityholder is Whitebox Diversified Convertible Arbitrage Advisors LLC.  Mr. Andrew Redleaf, the managing member of the general partner, has voting and dispositive power over the debentures and shares offered by such securityholder pursuant to this prospectus.

The date of this prospectus supplement is July 12, 2005